

September 17, 2013

Via E-mail
Bipin C. Shah
Chief Executive Officer
JetPay Corporation
1175 Lancaster Avenue, Suite 100
Berwyn, PA 19312

> **Re:** **JetPay Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed January 14, 2013**
> **Form 10-K for the Transition Period Ended December 31, 2012**
> **Filed April 12, 2013**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 30, 2013**
> **File No. 001-35170**

Dear Mr. Shah:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        James Lebovitz, Esq.
        Dechert LLP